

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2023

Eric Fuller
President and Chief Executive Officer
U.S. Xpress Enterprises, Inc.
4080 Jenkins Road
Chatanooga, TN 37421

> **Re: U.S. Xpress Enterprises, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 1, 2022**
> **Response dated January 19, 2023**
> **File No. 001-38528**

Dear Eric Fuller:

We have reviewed your January 19, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2022 letter.

Form 10-K for the Fiscal Year ended December 31, 2021

Note 12 - Commitments and Contingencies
Legal Proceedings, page 72

1. We note that revisions proposed in your response to prior comment 3 include language clarifying that you are "...unable to provide a meaningful estimate of the possible loss or range of loss," in referring to the California Wage and Hour Class Action Litigation, Stockholder Claims, and Stockholder Derivative Action, and will replace disclosures indicating that resolution was not expected to have a material adverse effect.

    We understand that you would prefer not to disclose the amounts of damages claimed by various counterparties. However, in those instances where you are unable to form an estimate of probable loss, or a range of reasonably possible loss, it follows that you would be unable to assert that damages claimed by counterparties would not represent an exposure to loss that is subject to disclosure pursuant to FASB ASC 450-20-50-3.

If you believe that such amounts are not material, please revise your disclosure to clarify and tell us the amounts in your response to this letter. Otherwise, we believe that you will need to specify the amounts of damages claimed by the counterparties in the cases referenced in your disclosures to comply with the aforementioned guidance.

Please submit the revisions that you propose, including language that will appropriately inform investors of the context in which such disclosures are being provided and of your view on the utility of such damages claimed as an indicator of your actual exposure.

 You may contact, Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation